1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 10, 2022

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2022/02/16:	The Company to participate in investor conference held by JPMorgan

99.02	Announcement on 2022/02/16:	Tainan District Prosecutors Office raided the staff office of the local business operation center of Chunghwa Telecom

99.03	Announcement on 2022/02/22:	CHYP Multimedia Marketing & Communications Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

99.04	Announcement on 2022/02/23:	Board of directors resolves to convene the Company's annual general meeting on May 27, 2022

99.05	Announcement on 2022/02/23:	The Board resolves the distribution of cash dividend

99.06	Announcement on 2022/02/23:	The Company announced consolidated financial statements for the year ended December 31, 2021 approved by the Board of Directors

99.07	Announcement on 2022/02/25:	Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from the Company

99.08	Announcement on 2022/03/01:	The managerial officer of the local business operation center of Chunghwa Telecom was indicted by Taiwan Chiayi District Prosecutors Office

99.09	Announcement on 2022/03/02:	The Company to participate in investor conference held by MasterLink Securities

99.10	Announcement on 2022/03/04:	Chunghwa Telecom announces the donation to “Relieve Disaster Foundation”

99.11	Announcement on 2022/03/08:	Supplemental information related to the unsecured corporate bond issuance approved by CHT Board of Directors dated January 25th, 2022

99.12	Announcement on 2022/03/10:	Chunghwa Telecom announces its operating results for February 2022

99.13	Announcement on 2022/03/10:	February 2022 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2022

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

The Company to participate in investor conference held by JPMorgan

Date of events: 2022/02/21

Contents:

1.	Date of institutional investor conference: 2022/02/21~2022/02/22

2.	Time of institutional investor conference: 9:00 am (Taipei time)

3.	Location of institutional investor conference: Teleconference

4.	Outline of institutional investor conference:

Please refer to http://mops.twse.com.tw and https://www.cht.com.tw/chtir for the presentation of the investor conference.

5.	Any other matters that need to be specified: None

EXHIBIT 99.02

Tainan District Prosecutors Office raided the staff office of the local business operation center of Chunghwa Telecom

Date of events: 2022/02/16

Contents:

1.	Date of occurrence of the event:2022/02/16

2.	Cause of occurrence: Tainan District Prosecutors Office raided the staff office of the local business operation center of Chunghwa Telecom today.

3.	Countermeasures: Chunghwa Telecom was in full cooperation with the investigation.

4.	Effect on the Company's finances and business: None

5.	Any other matters that need to be specified: None

EXHIBIT 99.03

CHYP Multimedia Marketing & Communications Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2022/02/22

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City):

Asset 1: No. 1*2, Gongzheng Rd., Luodong Township, Yilan County

Asset 2: No. 1*3, Minquan Rd., Hualien City

Asset 3: No. 2*7, Hongchang 6th St., Taoyuan Dist., Taoyuan City

Asset 4: No. 1*2, Zhongshan Rd., Zhongli Dist., Taoyuan City

Asset 5: No. 2*, Linsen Rd., East Dist., Hsinchu City

Asset 6: No. 5*0, Zhongzheng Rd., Miaoli City, Miaoli County

Asset 7: No. 3*2, Jinhua N. Rd., North Dist., Taichung City

Asset 8: No. 7*, Zhongshan Rd., Qingshui Dist., Taichung City

Asset 9: No. 4*8, Sec. 2, Yuandong Rd., Yuanlin City, Changhua County

Asset 10: No. *, Guanghua Rd., Nantou City, Nantou County

Asset 11: No. 6*8, Wenhua Rd., Douliu City, Yunlin County

Asset 12: No. 3*2, Zhongxing Rd., West Dist., Chiayi City

Asset 13: No. 7*1, Sec. 1, Ximen Rd., West Central Dist., Tainan City

Asset 14: No. 1*5, Minzhi Rd., Xinying Dist., Tainan City

Asset 15: No. *, Xinyi Rd., Magong City, Penghu County

Asset 16: No. 2*0, Zhisheng Rd., Zuoying Dist., Kaohsiung City

Asset 17: No. 1*2, Minquan Rd., Jincheng Township, Kinmen County

Asset 18: No. 1*, Bangqiu Rd., Pingtung City, Pingtung County

Asset 19: No. 1*8, Datong Rd., Taitung City, Taitung County

2.	Date of occurrence of the event: 2022/02/22

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Asset 1: Transaction volume: 6 ping

       Price per unit: NT$666.1 per ping per month, 1% increase per year

       Total transaction amount: NT$145,332 (including tax)

       Right-of-use assets: NT$ 135,642

Asset 2: Transaction volume: 6 ping

       Price per unit: NT$666.1 per ping per month, 1% increase per year

      Total transaction amount: NT$145,332 (including tax)

       Right-of-use assets: NT$ 135,642

Asset 3: Transaction volume: 12 ping

       Price per unit: NT$887.9 per ping per month, 1% increase per year

       Total transaction amount: NT$387,420 (including tax)

       Right-of-use assets: NT$ 361,590

Asset 4: Transaction volume: 9 ping

       Price per unit: NT$888.1 per ping per month, 1% increase per year

       Total transaction amount: NT$290,640 (including tax)

       Right-of-use assets: NT$ 271,263

Asset 5: Transaction volume: 9 ping

       Price per unit: NT$776.5 per ping per month, 1% increase per year

       Total transaction amount: NT$254,112 (including tax)

       Right-of-use assets: NT$ 237,170

Asset 6: Transaction volume: 6 ping

       Price per unit: NT$566.4 per ping per month, 1% increase per year

       Total transaction amount: NT$123,564 (including tax)

       Right-of-use assets: NT$ 115,326

Asset 7: Transaction volume: 148 ping

       Price per unit: NT$747.2 per ping per month, 1% increase per year

       Total transaction amount: NT$4,021,020 (including tax)

       Right-of-use assets: NT$ 3,752,937

Asset 8: Transaction volume: 15 ping

       Price per unit: NT$546.1 per ping per month, 1% increase per year

       Total transaction amount: NT$297,852 (including tax)

       Right-of-use assets: NT$ 277,994

Asset 9: Transaction volume: 21.35 ping

       Price per unit: NT$628.5 per ping per month, 1% increase per year

     Total transaction amount: NT$487,908 (including tax)

       Right-of-use assets: NT$ 455,378

Asset 10: Transaction volume: 8 ping

        Price per unit: NT$540.9 per ping per month, 1% increase per year

        Total transaction amount: NT$157,332 (including tax)

        Right-of-use assets: NT$ 146,843

Asset 11: Transaction volume: 6 ping

        Price per unit: NT$566.7 per ping per month, 1% increase per year

        Total transaction amount: NT$123,636 (including tax)

        Right-of-use assets: NT$ 115,393

Asset 12: Transaction volume: 12 ping

        Price per unit: NT$618.2 per ping per month, 1% increase per year

        Total transaction amount: NT$269,748 (including tax)

        Right-of-use assets: NT$ 251,764

Asset 13: Transaction volume: 16 ping

        Price per unit: NT$675 per ping per month

        Total transaction amount: NT$388,800 (including tax)

        Right-of-use assets: NT$ 362,909

Asset 14: Transaction volume: 6 ping

        Price per unit: NT$618.2 per ping per month, 1% increase per year

        Total transaction amount: NT$134,868 (including tax)

        Right-of-use assets: NT$ 125,876

Asset 15: Transaction volume: 3 ping

        Price per unit: NT$515.2 per ping per month, 1% increase per year

        Total transaction amount: NT$56,208 (including tax)

        Right-of-use assets: NT$ 52,460

Asset 16: Transaction volume: 118.62 ping

        Price per unit: NT$738.3 per ping per month, 1% increase per year

        Total transaction amount: NT$3,184,320 (including tax)

        Right-of-use assets: NT$ 2,972,019

Asset 17: Transaction volume: 3 ping

        Price per unit: NT$515.2 per ping per month, 1% increase per year

        Total transaction amount: NT$56,208 (including tax)

        Right-of-use assets: NT$ 52,460

Asset 18: Transaction volume: 12 ping

        Price per unit: NT$515.2 per ping per month, 1% increase per year

        Total transaction amount: NT$224,796 (including tax)

        Right-of-use assets: NT$ 209,808

Asset 19: Transaction volume: 2 ping

        Price per unit: NT$750 per ping per month

        Total transaction amount: NT$54,000 (including tax)

        Right-of-use assets: NT$ 50,404

The sum of transaction amount above: NT$10,803,096 (including tax)

The sum of right-of-use assets above: NT$10,082,878

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterparty: For the company’s overall business planning and requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Delivery or payment terms: yearly payment

Lease period: 2022/03/01~2025/02/28

Contractual restrictions and other important appointments: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Trading decision method and price reference basis: bargaining according to market conditions.

Decision-making unit: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2022/02/22

25.	Date of ratification by supervisors or approval by the audit committee: 2022/02/22

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.04

Board of directors resolves to convene the Company's annual general meeting on May 27, 2022

Date of events: 2022/02/23

Contents:

1.	Date of the board of directors' resolution: 2022/02/23

2.	Shareholders meeting date: 2022/05/27

3.	Shareholders meeting location:

Chunghwa Telecom Telecommunication Training Institute (No. 168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.)

4.	Cause for convening the meeting (1)Reported matters:

a. 2021 business report

b. 2021 audit committee's review report

c. 2021 compensation distribution to directors and employees

d. Amendments to the Code of Ethics

e. Amendments to the Ethical Corporate Management Best Practice Principles

f. Issuance of unsecured straight corporate bonds for 2021

5.	5.Cause for convening the meeting (2)Acknowledged matters:

a. Ratification of 2021 business report and financial statements

b. Ratification of 2021 earnings distribution proposal

6.	Cause for convening the meeting (3)Matters for Discussion:

a. Amendments to the Articles of Incorporation

b. Amendments to the Procedures for Acquisition or Disposal of Assets

c. Amendments to the Ordinance of Shareholders Meetings

7.	Cause for convening the meeting (4)Election matters:

Election of Directors to the 10th Board of Directors

8.	Cause for convening the meeting (5)Other Proposals:

Release of non-competition restrictions on Directors of 10th Board of Directors

9.	Cause for convening the meeting (6)Extemporary Motions: Extemporary Motions

10.	Book closure starting date: 2022/03/29

11.	Book closure ending date: 2022/05/27

12.	Any other matters that need to be specified: None

EXHIBIT 99.05

The Board resolves the distribution of cash dividend

Date of events: 2022/02/23

Contents:

1.	Date of the board of directors resolution : 2022/02/23

2.	Year or quarter which dividends belong to: Year 2021

3.	Period which dividends belong to: 2021/01/01~2021/12/31

4.	Appropriations of earnings in cash dividends to shareholders (NT$ per share): 4.608

5.	Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

6.	Total amount of cash distributed to shareholders (NT$): 35,746,313,679

7.	Appropriations of earnings in stock dividends to shareholders (NT$ per share): 0

8.	Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

9.	Total amount of stock distributed to shareholders (shares): 0

10.	Any other matters that need to be specified: None

11.	Per value of common stock: NT$10

EXHIBIT 99.06

The Company announced consolidated financial statements for the year ended December 31, 2021 approved by the Board of Directors

Date of events: 2022/02/23

Contents:

1.	Date of submission to the board of directors or approval by the board of directors: 2022/02/23

2.	Date of approval by the audit committee: 2022/02/21

3.	Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2021/01/01~2021/12/31

4.	Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 210,477,948

5.	Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 75,367,197

6.	Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 44,929,821

7.	Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 46,066,624

8.	Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 37,194,879

9.	Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 35,753,579

10.	Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 4.61

11.	Total assets end of the period (thousand NTD): 513,070,360

12.	Total liabilities end of the period (thousand NTD): 121,807,910

13.	Equity attributable to owners of parent end of the period (thousand NTD): 379,334,846

14.	Any other matters that need to be specified: None

EXHIBIT 99.07

Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2022/02/25

Contents:

1.

Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 18 stores leased in total, such as No. 19*, Sec. 2, Dazhi Rd., Wuqi Dist., Taichung City, Taiwan

2.	Date of occurrence of the event: 2022/02/25

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price: Transaction volume: 37.5 pings

Unit price: average NT$4,725 per ping per month

Total transaction amount: NT$2,126,214

Right-of-use asset: NT$2,012,690

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterparty: The most appropriate place in terms of cost and business requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Payment terms: monthly payment

Payment period: one year

Restrictive covenants in the contract and other important terms and conditions: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Price reference basis: Price negotiation

Decision-making unit: Chairman authorized by Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Telecom service channels

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2022/04/08

25.	Date of ratification by supervisors or approval by the audit committee: 2022/04/08

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.

Any other matters that need to be specified: The board of directors authorized the chairman to decide on the matters and have the decisions submitted to and ratified by the coming board of directors meeting (expected 2022/04/08).

EXHIBIT 99.08

The managerial officer of the local business operation center of Chunghwa Telecom was indicted by Taiwan Chiayi District Prosecutors Office

Date of events: 2022/03/01

Contents:

1.	Parties to the legal matter:

Huang, Ke-Chi, the managerial officer of the local business operation center of Chunghwa Telecom

2.	Name of the court or punishing agency of the legal matter: Taiwan Chiayi District Prosecutors Office

3.	Reference/Case number of relevant documents of the legal matter: Chen-Tze No. 8573 dated 2020

4.	Date of occurrence of the event: 2022/03/01

5.	Details of occurrence (including the matter under dispute): The party was indicted for alleged violation of the Securities and Exchange Act

6.	Handling procedure: Chunghwa Telecom was in full cooperation with the investigation

7.	Impact on the Company’s finance and business and projected amount: None

8.	Countermeasures and improvement status: None

9.	Any other matters that need to be specified: None

EXHIBIT 99.09

The Company to participate in investor conference held by MasterLink Securities

Date of events: 2022/03/08

Contents:

1.	Date of institutional investor conference: 2022/03/08

2.	Time of institutional investor conference: 14:30 pm (Taipei time)

3.	Location of institutional investor conference: Teleconference

4.	Outline of institutional investor conference:

Please refer to http://mops.twse.com.tw and https://www.cht.com.tw/chtir for the presentation of the investor conference.

5.	Any other matters that need to be specified: None

EXHIBIT 99.10

Chunghwa Telecom announces the donation to “Relieve Disaster Foundation”

Date of events: 2022/03/04

Contents:

1.	Date of occurrence of the event: 2022/03/04

2.	Reason for the donation: To provide aid for Ukrainian refugees

3.	Total amount of the donation: NT$10,000,000

4.	Counterparty to the donation: Relieve Disaster Foundation (財團法人賑災基金會)

5.	Relationship with the Company: Interested party

6.	Name and resume of independent director(s) that expressed an objection or qualified opinion: None

7.	Objection or qualified opinion by the aforementioned independent director(s): None

8.	Any other matters that need to be specified: None

EXHIBIT 99.11

Supplemental information related to the unsecured corporate bond issuance approved by CHT Board of Directors dated January 25th, 2022

Date of events: 2022/03/08

Contents:

1.	Date of the board of directors resolution: NA

2.	Name [issue no.__ of (secured, unsecured) corporate bonds of ___________ (company)]: 1st issue of unsecured corporate bond in 2022 of Chunghwa Telecom Co., Ltd. (Sustainability Bond)

3.	Whether to adopt shelf registration (Yes/No): No

4.	Total amount issued: NT$3.5 billion

5.	Face value per bond: NT$10 million

6.	Issue price: At par

7.	Issuance period: 5 years

8.	Coupon rate: 0.69% p.a.

9.	Types, names, monetary values and stipulations of collaterals: None

10.	Use of the funds raised by the offering and utilization plan: Investment for environmental protection or social development project.

11.	Underwriting method: Public offering through underwriting.

12.	Trustees of the corporate bonds: Bank of Taiwan

13.	Underwriter or agent: Capital Securities Corporation as the lead underwriter

14.	Guarantor(s) for the issuance: None

15.	Agent for payment of the principal and interest: Bank of Taiwan (Hsinyi Branch)

16.	Certifying institution: N/A

17.	Where convertible into shares, the rules for conversion: N/A

18.	Sell-back conditions: N/A

19.	Buyback conditions: N/A

20.	Reference date for any additional share exchange, stock swap, or subscription: N/A

21.	Possible dilution of equity in case of any additional share exchange, stock swap, or subscription: N/A

22.	Any other matters that need to be specified: None

EXHIBIT 99.12

Chunghwa Telecom announces its operating results for February 2022

Date of events: 2022/03/10

Contents:

1.	Date of occurrence of the event: 2022/3/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for February 2022:

The Company’s revenue was approximately NT$16.55 billion, income from operation was approximately NT$3.98 billion, net income attributable to stockholders of the parent was approximately NT$3.08 billion, EBITDA was approximately NT$7.23 billion and earnings per share was NT$0.40 for February 2022.

The Company’s revenue was approximately NT$33.97 billion, income from operation was approximately NT$7.96 billion, net income attributable to stockholders of the parent was approximately NT$6.24 billion, EBITDA was approximately NT$14.43 billion and earnings per share was NT$0.80 for the two months ended February 28, 2022.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.13

Chunghwa Telecom

March 10, 2022

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2022.

1) Sales volume (NT$ Thousand)

Period	Items	2022	2021	Changes	%
Feb.	Net sales	16,554,952	16,757,265	(-)202,313	(-)1.21%
Jan.-Feb.	Net sales	33,971,344	33,876,583	(+) 94,761	(+)0.28%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	3,065,115

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	173,035
	Fair Value	-48
	The amount of unrealized gain(loss) recognized this year	6,132

Settled Position	Total amount of contract	256,816
	The amount of realized gain(loss) recognized this year	-5,696

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	65,080
	Fair Value	-2,376
	The amount of unrealized gain(loss) recognized this year	5,910

Settled Position	Total amount of contract	162,566
	The amount of realized gain(loss) recognized this year	-5,416

b Trading purpose : None